FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 26, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES CHANGE OF CHIEF EXECUTIVE OFFICER

NETANYA, Israel, October 26, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that Mr. Amos Shapira notified the Company of his resignation from office as the Company's CEO after six years of tenure, effective December 31, 2011. The Company's board of directors has nominated Mr. Nir Sztern as the Company's CEO, effective January 1, 2012.

Mr Nochi Dankner, IDB's Chairman thanked Mr. Shapira on behalf of the Company's shareholders, management and employees for his contribution to turning the Company into the leading cellular company in Israel. Mr. Dankner said that "six years ago, when IDB acquired the controlling stake in the Company, it was Mr. Shapira's spirit which turned around the Company's position in the market and today it is the leading company in all parameters, financial and brand wise, with a professional and highly qualified team of employees and managers."

Mr. Ami Erel, the Company's Chairman added that Mr. Shapira has built Israel's leading cellular brand and positioned the Company as the number one company in the Israeli cellular market, through day-to-day efforts, unique management skills, personal charisma and the execution of thousands, big and small, changes which made the difference.

Mr. Erel said he is excited by the nomination of Mr. Nir Sztern as the Company's CEO, "a circle closure for Mr. Sztern who started his career in the Israeli communications market, seventeen years ago, as a member of the Company's founding team and has since then performed a variety of senior positions in the communication market, all with outstanding success.  Mr. Erel added that Mr. Sztern's knowledge and accomplishments in the Israeli communication market, his personal and managerial skills, shall be a substantial advantage for the Company in these challenging times and he is confident that Mr. Sztern shall lead the formation of a strong communications group, following the recent Netvision Ltd. merger and lead the merged group to new records.

Mr. Sztern has served as the chief executive officer of Netvision Ltd. (which was recently merged into a wholly owned subsidiary of the Company), since 2010. From 2008 to 2010 he served as deputy CEO of Pelephone Communication Ltd., an Israeli cellular operator and one of the Company's competitors, and from 2002 to 2008 as Pelephone's vice president of marketing. From 2001 to 2002 he served as vice president of marketing and sales of Barak 013, a long distance operator (which was later merged into Netvision Ltd.) and from 1999-2001 as head of Barak's marketing department. From 1994 to 1999 Mr. Sztern served as head of the Company's private sector marketing department. Mr. Sztern holds a B.A. in economics and management from the Tel Aviv University and an M.B.A. in business administration, from the Israeli branch of Manchester University.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.366 million subscribers (as at June 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 26, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel